Filed By: Montana Acquisition Corporation
                                                 Commission File No. 333-46174
                                                          Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                                       Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                       Subject Company: Distribution Management Services, Inc.
                                                 Commission File No. 000-27539

                     Advice of Preliminary Business Combination Communication,
                                              Subject: Preparation for Merger,
                                                        Dated: August 27, 2010


            [REPRODUCTION OF TELECOPIER TRANSMISSION NOTIFICATION]

             [Telecopier Endorsement: Delivered to Leo Greenfield
                at 1124 Hours, Pacific Time, on August 27, 2010]

To:              Leo Greenfield             From:           Randolph S. Hudson

Telecopier No.:  (954) 922-0847             Telecopier No.: (702) 463-1436

Telephone No.:   (954) 554-2725             Telephone No.:  (702) 489-2825

Subject:         Montana's Merger with DMS; Total Pages:    3, including cover
                 Status of Transaction;
                 Requisites Prepartory for  cc:              Per Matrix
                 Merger

Leo,

Please refer to the attached facsimile of my letter to you in regard to the scheduled merger between our companies.

If you have any questions, or, if you would like to offer your comments, in regard, please contact me directly at the area code and telephone number first written above.

Thank you for your courtesy and for your timely review of this transmittal.

                             -------------------------

                   [Montana Acquisition Corporation's Letterhead]

Randolph S. Hudson
Chairman of the Board
(585) 495-6945

[Montana's Logo]                                MONTANA ACQUISITION CORPORATION

Post Office Box 202
Wyoming, New York  14591-0202


                                Advice of Delivery;
                 Facsimile Delivered by Telecopier to (954) 922-0847


                                  August 27, 2010



Leo Greenfield
Chairman of the Board
President
Chief Executive Officer
DISTRIBUTION MANAGEMENT SERVICES, INC.
2029 Taft Street
Hollywood, Florida  33020

         Subject: Merger between Montana Acquisition Corporation (DE) with Distribution Management Services, Inc. (FL);

                        Preparation for Merger

Dear Leo,

     Pursuant to the applicability of the definitiveness of the merger scheduled to occur between our companies, I am offering certain comments as to scheduling-related and information gathering issues, to permit each of DMS and Montana to be best prepared in the coming week (a) for the exchange and review of due-diligence and merger-related documents, (b) for the preparation, review, and filing by Montana of required disclosures with the SEC, (c) for the preparation and submission of the required applications to FINRA and NASDAQ, (d) to prepare and submit the required notifications to our respective stock transfer agents, and (e) so that we may be able to prepare and release letters to our respective stockholders.

     To accomplish these objectives, I suggest that you take from your office to your home this weekend the necessary items of due-diligence that I have heretofore requested, in addition

                                    Page 1 of 2

to those other files that contain the information that Montana will require to prepare the requisite applications and filings that will be required to consummate the merger between our companies. This will allow us to work-out all remaining details relating to the merger and to establish and fix a reliable timeline for the actual closing. (The timeline, of course, will be an estimate, and will be subject to each of Montana and DMS fulfilling their mutual and respective obligations and their conditions precedent, and should take into consideration the time required and mandated for review by the SEC.)

     I further suggest that you and DMS' Board of Directors carefully review the draft of the actual plan of reorganization and merger agreement over-the-weekend, which document I expect to deliver to your home tomorrow, by messenger. This will permit us to make any modifications that will satisfy our respective boards of directors, which, in turn, may allow us to execute and deliver the definitive merger (reorganization) agreement on Monday.

     Please remember, as Montana is a fully-reporting company, we will be required to wait until the SEC reviews the transaction pursuant to Regulation 14A and Regulation 14C, following Montana's filing of the schedules required to be submitted in accordance with those rules, in order for the merger to become effective.

     I am anxious to finalize this transaction and submit the requisite data to the various government, quasi-governmental, and self-regulatory agencies in order to timely consummate the subject transaction.

     If you have any questions or comments, please call me.

                                               Very truly yours,

                                               MONTANA ACQUISITION CORPORATION

                                               /s/ Randolph S. Hudson

                                               Randolph S. Hudson
                                               Chairman of the Board
                                               President
                                               Chief Executive Officer

cc:  As required per matrix

                                    Page 2 of 2